UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contract for the sale of SIX

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Rio de Janeiro, November 11, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that it signed today with Forbes & Manhattan Resources Inc. (F&M Resources), a wholly owned subsidiary of Forbes & Manhattan Inc. (F&M), a contract for the sale of the shares of the company that will own the Shale Industrialization Unit (SIX), located in São Mateus do Sul/PR.

The sale price is US$ 33 million, of which (i) US$ 3 million will be paid on this date, with the signing of the contract, as a guarantee; and (ii) US$ 30 million will be paid at the closing of the operation, subject to adjustments provided for in the contract. The contract also foresees contingent payments (earn out).

The transaction is subject to compliance with precedent conditions, such as approval by the Administrative Council for Economic Defense (CADE) and by the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

Until the precedent conditions are met and the transaction is closed, Petrobras will maintain normal operation of the unit. After the closing, Petrobras will continue to support F&M Resources in the operations of SIX in order to preserve the safety and operational continuity for up to 15 months, under a transition contract. A lease agreement is also expected to be signed between Petrobras and F&M Resources, which will allow the continuity of research activities developed by Petrobras in experimental plants located on the asset. The sale agreement foresees the continuity of the fulfillment of the obligations established in the existing agreements with the São Mateus do Sul City Hall.

SIX is the third asset to have the purchase and sale agreement signed within the scope of the commitment signed by Petrobras with CADE in June 2019 for the opening of the refining market in Brazil. This transaction is in line with Resolution No. 9/2019 of the National Energy Policy Council, which established guidelines for the promotion of free competition in the refining activity in the country.

This disclosure to the market is in accordance with Petrobras' internal rules and with the special regime for divestment of assets by federal mixed economy companies, provided for in Decree 9,188/2017. The transaction is aligned with the portfolio management strategy and the improvement of the company's capital allocation, aiming at the maximization of value and greater return to society.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

About SIX

SIX, located in the city of São Mateus do Sul, in the state of Paraná, has a shale processing capacity of 5,800 tons/day, focusing on the production of fuel oil, naphtha, fuel gas, LPG and sulfur.

About F&M

F&M is a privately-held Canadian holding company focused on investments for development of natural resource exploration projects, particularly in mining.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer